Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Reports First-Quarter 2015 Results

First-quarter performance consistent with full-year expectations

NEW YORK, April 29, 2015 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the first quarter ended March 31, 2015. The company also re-affirmed its full-year 2015 outlook.

•	Reported revenues were down 3% as the negative impact of foreign currency reduced revenues by 5%

¡	Revenues grew 2% before currency

¡	Organic revenues grew 1%

•	Legal’s organic revenues increased 3%

•	Financial & Risk’s organic revenues were unchanged

•	Financial & Risk net sales were positive in all regions. Net sales were positive for the fourth consecutive quarter

•	Adjusted EBITDA decreased 2% to $803 million

¡	The margin was 26.4% vs. 26.2% in the prior-year period

¡	Excluding the impact of currency, adjusted EBITDA grew 4% and the margin was 60 basis points higher than the prior-year period

•	Underlying operating profit decreased 2% to $515 million

¡	The margin was 16.9%, unchanged from the prior-year period

¡	Excluding the impact of currency, underlying operating profit grew 6% and the margin was 60 basis points higher than the prior-year period

•	Adjusted EPS was $0.44 vs. $0.46 in the prior-year period

¡	Foreign currency had a $0.06 negative impact on adjusted EPS

“2015 is off to a solid start as we continue building our sustainable platform for growth,” said James C. Smith, president and chief executive officer of Thomson Reuters. “We are strengthening our core businesses, improving all aspects of our go-to-market capabilities and putting more resources behind high-growth opportunities.”

Consolidated Financial Highlights

	Three Months Ended March 31,
	(Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2015	2014	Change
Revenues	$3,044	$3,130	-3%
Operating profit	$407	$359	13%
Diluted earnings per share (EPS)	$0.38	$0.34	12%
Cash flow from operations	$237	$113	110%

Non-IFRS Financial Measures (1)	2015	2014	Change		Change Before Currency
Revenues from ongoing businesses	$3,044	$3,129	-3%		2%
Adjusted EBITDA	$803	$820	-2%		4%
Adjusted EBITDA margin	26.4%	26.2%	20bp		60bp
Underlying operating profit	$515	$528	-2%		6%
Underlying operating profit margin	16.9%	16.9%	0bp		60bp
Adjusted earnings per share (EPS)	$0.44	$0.46	-4%		9%
Free cash flow	($65)	($135)	nm	(2)

(1)	These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.
(2)	nm – not meaningful

Thomson Reuters Reports First-Quarter 2015 Results

•	Revenues from ongoing businesses increased 2% (before currency) from the prior-year period driven by the Legal, Tax & Accounting and Intellectual Property & Science businesses, which grew 5% in aggregate (4% organically).

•	Adjusted EBITDA decreased 2% from the prior-year period and the margin increased 20 basis points to 26.4%. Excluding the impact of currency in the quarter, the 2015 margin was 60 basis points higher than the prior-year period.

•	Underlying operating profit decreased 2% from the prior-year period with the margin of 16.9% unchanged from the prior-year period. Excluding the impact of currency, the 2015 margin was 60 basis points higher than the prior-year period.

•	Adjusted EPS decreased $0.02 from the prior-year period primarily due to foreign currency having a $0.06 negative impact.

•	Free cash flow was negative $65 million, a $70 million improvement compared to the prior-year period primarily due to lower severance payments. The first quarter is historically the company’s weakest of the year for free cash flow generation. For the full year, the company continues to expect free cash flow to range between $1.55 billion and $1.75 billion.

First-Quarter Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency (constant currency) as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were unchanged compared to the prior-year period and reflected a substantial improvement compared to a 3% organic decline in both the first quarter and the full-year 2014. This represented the segment’s best performance since the second quarter of 2012.

o	Recurring revenues (75% of the segment’s revenues) decreased 1% (all organic) due to lower price realization resulting from the migration of some foreign exchange and buy-side customers to new products on Financial & Risk’s unified platform. Recurring revenues declined 2% (3% organically) in the first quarter of 2014.

o	Transactions-related revenues (14% of the segment’s revenues) were up 3% due to increased foreign exchange volumes.

o	Recoveries revenues (11% of the segment’s revenues) were flat for the quarter and are low-margin revenues. As some third-party clients move to “direct billing” with customers, Recoveries revenues are expected to decline over the balance of the year.

•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 2%, revenues in the Americas were up 2% and revenues in Asia were down 1%.

•	Net sales were positive overall and were positive in all regions. This marked the fourth consecutive quarter of positive net sales.

•	EBITDA increased 1% primarily due to savings related to efficiency initiatives, which were partially offset by the impact of foreign currency.

o	The margin was 25.8%, up 170 basis points from the prior-year period. Before the impact of currency from both periods and adjusted for the impact of the charges we took in the first quarter of 2014 ($12 million), EBITDA increased 9% and the margin was up 250 basis points at 27.3% compared to the prior-year period.

o	Foreign currency had a 150 basis point negative impact on the margin.

Thomson Reuters Reports First-Quarter 2015 Results

•	Operating profit was flat compared to the prior-year period with savings related to efficiency initiatives offset by the negative impact of foreign currency.

o	The margin was 15.5%, up 100 basis points from the prior-year period.

o	Foreign currency had a 190 basis point negative impact on the margin.

Legal

•	Revenues increased 3% (all organic). Excluding US print, revenues grew 5% (all organic). This represented the segment’s best performance since the first quarter of 2011.

•	Solutions businesses (45% of the segment’s revenues) grew 10% (9% organic), driven by strong growth from FindLaw, UK Practical Law and Serengeti. Solutions businesses represent all of Legal’s revenue excluding US print and US online legal information.

•	US online legal information (41% of the segment’s revenues) grew slightly, representing its first quarter of positive growth since 2009.

•	US print (14% of the segment’s revenues) declined 6%, as expected.

•	EBITDA decreased 2% and the margin was 34.4% compared to 35.4% in the prior-year period. The margin was negatively impacted by investments and some timing-related costs.

•	Operating profit decreased 1% with a margin of 26.3% compared to 26.8% in the prior-year period. The margin was impacted by the same factors noted above.

Tax & Accounting

•	Revenues increased 10% (7% organic) driven primarily by the Corporate and Professional businesses. Recurring revenues were up 11% (7% organic).

•	EBITDA increased 10% and the margin was 33.8% compared to 33.0% in the prior-year period. The EBITDA margin increase was primarily related to the flow through from strong revenue growth.

•	Operating profit increased 17% and the margin was 26.3% compared to 24.1% in the prior-year period. The margin improvement was primarily related to flow through from strong revenue growth and lower depreciation and amortization expense.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•	Revenues were flat as subscription revenue (79% of the segment’s revenues) growth of 3% was offset by an 11% decline in transactions-related revenues as the first quarter of 2014 had certain large one-time sales to Government and Academic customers which did not repeat in the first quarter of 2015.

•	EBITDA decreased 17% with a margin of 25.3% compared to 29.6% in the prior-year period. The EBITDA margin decline was due to a lower margin revenue mix and some non-recurring expenditures.

•	Operating profit decreased 25% with a margin of 16.0% compared to 21.0% in the prior-year period. The operating profit margin decrease was due to the same items that impacted the EBITDA margin.

•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Thomson Reuters Reports First-Quarter 2015 Results

Corporate & Other (Including Reuters News)

•	Reuters News revenues were $74 million, up 1% compared to the prior-year period.

•	Corporate & Other costs were $75 million compared to $62 million in the prior-year period.

Business Outlook (Before Currency)

Thomson Reuters today re-affirmed its full-year business outlook for 2015 which was previously communicated in February 2015. The company’s 2015 Outlook assumes constant currency rates compared to 2014 and is based on the expected performance of the company’s existing businesses and does not factor in the impact of any acquisitions or divestitures that may occur during the year. In light of the increased volatility recently seen in the foreign currency markets, the company believes that currency is likely to have a higher-than-usual impact on its results in 2015.

The company continues to expect:

•	Positive organic revenue growth;

•	Adjusted EBITDA margin to range between 27.5% and 28.5%;

•	Underlying operating profit margin to range between 18.5% and 19.5%; and

•	Free cash flow to range between $1.550 billion and $1.750 billion in 2015.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend and Share Repurchases

In February 2015, Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.34 per share. A quarterly dividend of $0.335 per share is payable on June 15, 2015 to common shareholders of record as of May 21, 2015.

In the first quarter of 2015, the company returned approximately $348 million to shareholders through the repurchase of approximately 8.8 million shares under its current $1.0 billion share buyback program announced in July 2014. Through March 31, 2015, the company has repurchased 18.4 million shares at a cost of approximately $713 million since it announced the buyback program.

Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as revenues from ongoing businesses, adjusted EBITDA and the related margin, underlying operating profit and the related margin, free cash flow, adjusted EPS, and selected measures before the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

Thomson Reuters Reports First-Quarter 2015 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook (Before Currency)” section and Mr. Smith’s comments, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2015. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2015 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in the countries where Thomson Reuters operates. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of new sales initiatives, ongoing product release programs, globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets and identify areas of higher growth; failures or disruptions of telecommunications, network systems or the Internet; fraudulent or unpermitted data access or other cyber-security or privacy breaches; increased accessibility to free or relatively inexpensive information sources; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its first-quarter 2015 results today beginning at 8:30 a.m. Eastern Time (ET). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2015 Results

Thomson Reuters Corporation

Business Segment Information

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,			Change
Revenues	2015	2014		Total	Before Currency(5)	Organic
Financial & Risk	$1,552	$1,658		-6%	0%	0%
Legal	810	803		1%	3%	3%
Tax & Accounting	373	348		7%	10%	7%
Intellectual Property & Science	237	243		-2%	0%	0%
Corporate & Other (includes Reuters News)	74	79		-6%	1%	1%
Eliminations	(2)	(2)

Revenues from ongoing businesses (1)	3,044	3,129		-3%	2%	1%
Other Businesses (2)	—	1

Revenues	$3,044	$3,130		-3%

				Margin
Adjusted EBITDA (3)			Change	2015	2014	Change
Financial & Risk	$401	$399	1%	25.8%	24.1%	170bp
Legal	279	284	-2%	34.4%	35.4%	-100bp
Tax & Accounting	126	115	10%	33.8%	33.0%	80bp
Intellectual Property & Science	60	72	-17%	25.3%	29.6%	-430bp
Corporate & Other (includes Reuters News)	(63)	(50)

Adjusted EBITDA	$803	$820	-2%	26.4%	26.2%	20bp

Underlying Operating Profit (4)
Financial & Risk	$241	$240	0%	15.5%	14.5%	100bp
Legal	213	215	-1%	26.3%	26.8%	-50bp
Tax & Accounting	98	84	17%	26.3%	24.1%	220bp
Intellectual Property & Science	38	51	-25%	16.0%	21.0%	-500bp
Corporate & Other (includes Reuters News)	(75)	(62)

Underlying operating profit	$515	$528	-2%	16.9%	16.9%	0bp

Refer to page 10 for footnotes.

Thomson Reuters Reports First-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Operating Profit to Adjusted EBITDA (3)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2015	2014	Change
Operating profit	$407	$359	13%
Adjustments to remove:
Amortization of other identifiable intangible assets	149	163
Fair value adjustments	(53)	2
Other operating losses, net	12	3
Operating loss from Other Businesses (2)	—	1

Underlying operating profit	$515	$528	-2%
Remove: depreciation and amortization of computer software (excluding Other Businesses (2))	288	292

Adjusted EBITDA	$803	$820	-2%

Underlying operating profit margin (4)	16.9%	16.9%	0bp

Adjusted EBITDA margin (3)	26.4%	26.2%	20bp

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted EBITDA (3)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2015	2014	Change
Net earnings	$320	$292	10%
Adjustments to remove:
Tax expense (benefit)	28	(13)
Other finance income	(42)	(28)
Net interest expense	105	108
Amortization of other identifiable intangible assets	149	163
Amortization of computer software	193	194
Depreciation	95	98

EBITDA	$848	$814
Adjustments to remove:
Share of post-tax earnings in equity method investments	(4)	—
Other operating losses, net	12	3
Fair value adjustments	(53)	2
EBITDA from Other Businesses (2)	—	1

Adjusted EBITDA	$803	$820	-2%

Refer to page 10 for footnotes.

Thomson Reuters Reports First-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Underlying Operating Profit (4) to Adjusted EBITDA (3) by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31, 2015			Three Months Ended March 31, 2014
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA
Financial & Risk	$241	$160	$401	$240	$159	$399
Legal	213	66	279	215	69	284
Tax & Accounting	98	28	126	84	31	115
Intellectual Property & Science	38	22	60	51	21	72
Corporate & Other (includes Reuters News)	(75)	12	(63)	(62)	12	(50)

	$515	$288	$803	$528	$292	$820

** Excludes Other Businesses (2)

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (5), Underlying Operating Profit (5) and the Related Margins, and Adjusted Earnings Per Share (EPS) (5) Excluding the Effects of Foreign Currency

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
			% Change					BP Change
	2015	2014	Total	Foreign Currency	Before Currency	2015 Margin	2014 Margin	Total	Foreign Currency	Before Currency
Adjusted EBITDA	$803	$820	-2%	-6%	4%	26.4%	26.2%	20bp	-40bp	60bp
Underlying operating profit	$515	$528	-2%	-8%	6%	16.9%	16.9%	0bp	-60bp	60bp
Adjusted EPS	$0.44	$0.46	-4%	-13%	9%	n/a	n/a	n/a	n/a	n/a

n/a – not applicable

Refer to page 10 for footnotes.

Thomson Reuters Reports First-Quarter 2015 Results

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders

to Adjusted Earnings (6)

(millions of U.S. dollars, except as otherwise indicated and except for per share data)

(unaudited)

	Three Months Ended
	March 31,
	2015	2014
Earnings attributable to common shareholders	$305	$282
Adjustments to remove:
Operating loss from Other Businesses (2)	—	1
Fair value adjustments	(53)	2
Other operating losses, net	12	3
Other finance income	(42)	(28)
Share of post-tax earnings in equity method investments	(4)	—
Tax on above items	14	—
Tax items impacting comparability	(6)	(14)
Amortization of other identifiable intangible assets	149	163
Interim period effective tax rate normalization (7)	1	(12)
Tax charge amortization (8)	(22)	(22)
Dividends declared on preference shares	(1)	(1)

Adjusted earnings	$353	$374

Adjusted earnings per share	$0.44	$0.46

Diluted weighted-average common shares (millions)	797.6	820.9

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities

to Free Cash Flow (9)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2015	2014
Net cash provided by operating activities	$237	$113
Capital expenditures, less proceeds from disposals	(303)	(248)
Other investing activities	2	1
Dividends paid on preference shares	(1)	(1)

Free cash flow	($65)	($135)

Refer to page 10 for footnotes.

Thomson Reuters Reports First-Quarter 2015 Results

Footnotes

(1)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (2) below) are excluded.
(2)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.
(3)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(4)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(5)	The changes in revenues from ongoing businesses, adjusted EBITDA and underlying operating profit and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior period’s local currency equivalent using the same exchange rates.
(6)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
(7)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(8)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(9)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares.

Thomson Reuters Reports First-Quarter 2015 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2015	2014
Revenues	$3,044	$3,130
Operating expenses	(2,188)	(2,313)
Depreciation	(95)	(98)
Amortization of computer software	(193)	(194)
Amortization of other identifiable intangible assets	(149)	(163)
Other operating losses, net	(12)	(3)

Operating profit	407	359
Finance costs, net:
Net interest expense	(105)	(108)
Other finance income	42	28

Income before tax and equity method investments	344	279
Share of post-tax earnings in equity method investments	4	—
Tax (expense) benefit	(28)	13

Net earnings	$320	$292

Earnings attributable to:
Common shareholders	305	282
Non-controlling interests	15	10
Basic and diluted earnings per share	$0.38	$0.34

Basic weighted-average common shares	794,193,780	817,922,935

Diluted weighted-average common shares	797,566,149	820,945,986

Thomson Reuters Reports First-Quarter 2015 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31,	December 31,
	2015	2014
Assets
Cash and cash equivalents	$769	$1,018
Trade and other receivables	1,777	1,810
Other financial assets	263	161
Prepaid expenses and other current assets	707	657

Current assets	3,516	3,646

Computer hardware and other property, net	1,113	1,182
Computer software, net	1,496	1,529
Other identifiable intangible assets, net	6,875	7,124
Goodwill	16,044	16,403
Other financial assets	157	127
Other non-current assets	541	536
Deferred tax	47	50

Total assets	$29,789	$30,597

Liabilities and equity
Liabilities
Current indebtedness	$889	$534
Payables, accruals and provisions	1,918	2,443
Deferred revenue	1,359	1,355
Other financial liabilities	428	265

Current liabilities	4,594	4,597

Long-term indebtedness	7,446	7,576
Provisions and other non-current liabilities	2,203	2,171
Other financial liabilities	285	161
Deferred tax	1,367	1,433

Total liabilities	15,895	15,938

Equity
Capital	10,091	10,157
Retained earnings	6,867	7,168
Accumulated other comprehensive loss	(3,554)	(3,147)

Total shareholders’ equity	13,404	14,178
Non-controlling interests	490	481

Total equity	13,894	14,659

Total liabilities and equity	$29,789	$30,597

Thomson Reuters Reports First-Quarter 2015 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2015	2014
Cash provided by (used in):
Operating activities
Net earnings	$320	$292
Adjustments for:
Depreciation	95	98
Amortization of computer software	193	194
Amortization of other identifiable intangible assets	149	163
Net gains on disposals of businesses and investments	—	1
Deferred tax	(27)	(40)
Other	(14)	34
Changes in working capital and other items	(479)	(629)

Net cash provided by operating activities	237	113

Investing activities
Acquisitions, net of cash acquired	(8)	—
Capital expenditures, less proceeds from disposals	(303)	(248)
Other investing activities	2	1

Net cash used in investing activities	(309)	(247)

Financing activities
Net borrowings under short-term loan facilities	400	—
Repurchases of common shares	(348)	(264)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(258)	(262)
Other financing activities	41	4

Net cash used in financing activities	(166)	(523)

Decrease in cash and bank overdrafts	(238)	(657)
Translation adjustments	(12)	—
Cash and bank overdrafts at beginning of period	1,015	1,312

Cash and bank overdrafts at end of period	$765	$655

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$769	$667
Bank overdrafts	(4)	(12)

	$765	$655